FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated October 12, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2010 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			9.759.011		1,12		1,12

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Concórdia	Buy	01/09/2010	2100	23,56	49.476
Share

Common

		Concórdia	Buy	01/09/2010	2100	23,57	49.497
Share

Common

		Concórdia	Buy	08/09/2010	100	23,13	2.313
Share

Common

		Concórdia	Buy	08/09/2010	90	23,19	2.087

Closing Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			9,763,401		1,12		1,12

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2010 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

646	0,00	0,00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

646	0,00	0,00

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2010 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,
Management and Related Person		( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			247,532,654		28.37		28.37

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	COINVALO	Buy	9/1/2010	318000	23.57	7,494,899.00
Share	Common	HSBC CC	Buy	9/2/2010	308400	23.67	7,298,679.67
Share	Common	HSBC CC	Sell	9/22/2010	240000	24.63	5,910,552.00
Share	Common	SANTANDE	Sell	9/22/2010	100000	24.64	2,464,242.00
Share	Common	ITAU	Sell	9/23/2010	340400	25.30	8,612,713.00
Share	Common	SAFRA CC	Sell	9/23/2010	350000	25.19	8,815,782.00
Share	Common	BES SEC.	Sell	9/24/2010	160800	24.81	3,989,839.00
Share	Common	BRASCAN S.A CORRETORA DE TÍTULOS E VALORES	Sell	9/6/2010	20,000	23.47	469,306
Share	Common	SAFRA CVC LTDA.	Sell	9/6/2010	20,000	23.77	475,446
Share	Common	GRADUAL CCTVM LTDA	Sell	9/8/2010	60,000	23.76	1,425,742
Share	Common	CM CAPITAL MARKETS CCTVM LTDA	Sell	9/9/2010	38,000	23.45	891,258
Share	Common	BES SECURITIES DO BRASIL S/A CCVM	Sell	9/10/2010	30,000	23.03	690,850
Share	Common	MERRILL LYNCH S/A CTVM	Sell	9/13/2010	25,000	23.14	578,427
Share	Common	BRADESCO S/A CTVM	Sell	9/13/2010	25,000	23.14	578,597
Share	Common	HSBC CTVM S/A (EX-CCF BRASIL CTVM)	Sell	9/14/2010	30,000	23.43	702,983
Share	Common	CRUZEIRO DO SUL S/A C.V.M.(EX CINCO CAVM)	Sell	9/15/2010	35,000	23.93	837,540

3

Share	Common	SAFRA CVC LTDA.	Sell	9/15/2010	35,000	24.00	840,107
Share	Common	VOTORANTIM CTVM LTDA	Sell	9/16/2010	30,000	24.33	729,960
Share	Common	SAFRA CVC LTDA.	Sell	9/17/2010	30,000	24.20	726,000
Share	Common	CM CAPITAL MARKETS CCTVM LTDA	Sell	9/17/2010	30,000	24.26	727,800
Share	Common	BES SECURITIES DO BRASIL S/A CCVM	Sell	9/20/2010	30,000	24.03	720,843
Share	Common	CONCORDIA S/A CVMCC	Sell	9/20/2010	30,000	24.36	730,941
Share	Common	MERRILL LYNCH S/A CTVM	Sell	9/21/2010	60,000	24.62	1,477,364
Share	Common	CRUZEIRO DO SUL S/A C.V.M.(EX CINCO CAVM)	Sell	9/22/2010	15,000	24.60	369,000
Share	Common	GRADUAL CCTVM LTDA	Sell	9/23/2010	50,000	24.62	1,231,142
Share	Common	BRADESCO S/A CTVM	Sell	9/24/2010	50,000	24.63	1,231,601
Share	Common	SLW C.V.C. LTDA.	Sell	9/27/2010	49,100	24.74	1,214,618
Share	Common	SOCOPA SOC. COR. PAULISTA S/A	Sell	9/28/2010	50,000	25.21	1,260,282
Share	Common	COINVALO	Sell	9/1/2010	318000	23.57	7,494,899.00
Share	Common	HSBC CC	Sell	9/2/2010	308400	23.67	7,298,679.67
Share	Common	HSBC CC	Sell	9/22/2010	240000	24.63	5,910,552.00
Share	Common	SANTANDE	Sell	9/22/2010	100000	24.64	2,464,242.00
Share	Common	ITAU	Sell	9/23/2010	340400	25.30	8,612,713.00
Share	Common	SAFRA CC	Sell	9/23/2010	350000	25.19	8,815,782.00
Share	Common	BES SEC.	Sell	9/24/2010	160800	24.81	3,989,839.00

Closing Balance

Security/ Derivative	Characteristic of ,Security		Number		% interest
					Same kind	Total
Share

Common

			246,225,754		28.22	28.22

4

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2010 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S,A,
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

14.020	0,00	0,00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

14.020	0,00	0,00

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 12, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director